UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On September 13, 2024, as approved by the Audit Committee and Board of Directors of YY Group Holding Limited (the “Company”), the Company entered into a share sale agreement (the “Share Sale Agreement”) with V Capital Consulting Limited, a company incorporated under the laws of the British Virgin Islands (the “Vendor”), to purchase 1,832,700 Class A Shares of the Company for a total purchase consideration of US$1,298,250 (the “Share Purchase”), which consists of US$1,012,458 in cash plus a settlement of US$285,792 previously owed by the Vendor to the Company. The Vendor is not a related party with the Company and the Share Purchase was negotiated at arm’s length. The Share Purchase was completed on September 24, 2024.

The Share Sale Agreement is filed as Exhibits 10.1 to this report on Form 6-K and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Sale Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: September 24, 2024	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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